Exhibit 99.1

I-Mab Announces Appointments of Richard Yeh as Chief Operating Officer and John Hayslip as Chief Medical Officer

•	Biotech and Wall Street veteran Mr. Richard Yeh to focus on strategic investor interactions, global alliance management and facilities as COO

•	Renowned oncology expert Dr. John Hayslip to further accelerate global clinical development of I-Mab’s innovative pipeline as CMO

SHANGHAI, China and GAITHERSBURG, MD. April 28, 2022 – I-Mab (“I-Mab” or the “Company”) (Nasdaq: IMAB), a clinical-stage biopharmaceutical company committed to the discovery, development, and commercialization of novel biologics, announced today the appointments of Mr. Richard Yeh as Chief Operating Officer and Dr. John Hayslip as Chief Medical Officer. The two key appointments add greater depth and breadth of industry experience to the Company’s leading management team, further accelerating its global ambition in innovation and to become a specialty global biopharmaceutical company.

“I-Mab has been on an exciting transformation journey. As we continue to push forward on multiple fronts to expand our capabilities and deliver on key milestones, the invaluable experience brought by these two leaders will facilitate the Company’s growth to the next phase,” said Dr. Jingwu Zang, Founder, Chairman and Acting CEO of I-Mab. “Mr. Yeh will play an integral role in further enhancing our global investor network and strengthening our global business partnerships. While Dr. Hayslip will apply his nearly two decades of clinical research expertise in oncology to advancing our globally competitive pipeline of innovative assets.”

Mr. Yeh will be based in Shanghai, China and report directly to Dr. Jingwu Zang. He will join I-Mab’s Board after the necessary process is completed. As the Company upgrades its worldwide operations and strengthens network with international investors, Mr. Yeh will be leading key aspects of I-Mab’s strategic investor interactions, global alliance management and major facilities across the world.

Mr. Yeh is an industry veteran with over 25 years of experience spanning senior leadership positions with biopharmaceutical companies and prominent Wall Street firms. Before joining I-Mab, Mr. Yeh was Chief Financial Officer and Head of Strategic Operations at Abbisko Therapeutics (HKEX: 2256), overseeing financial transactions, strategic planning, financial & accounting reports, risk management and fundraising. He also held a series of leadership positions including Chief Financial Officer of CStone Pharmaceuticals (HKEX: 2616), Managing Director and Business Unit Leader of Asia Pacific healthcare equity research at Goldman Sachs (Asia), and Head of China and regional healthcare research team at Citigroup Capital Markets Asia. Mr. Yeh also had robust experience in equity research covering the U.S. biotechnology sector at major firms including Citigroup and Bank of America Securities. Before his career on Wall Street, Mr. Yeh worked in the global strategic marketing group at Wyeth Pharmaceuticals and conducted drug discovery research at Amgen. Mr. Yeh earned his M.B.A. from the Samuel Curtis Johnson Graduate School of Management at Cornell University and Master of Science in Medical Biophysics from the University of Toronto and Ontario Cancer Institute.

“I am thrilled to join I-Mab,” said Mr. Yeh. “I-Mab has been at the forefront of creating globally competitive innovation and developed an extensive network of strategic partnerships with major players around the world. I am excited to be part of I-Mab’s global ambition by working with such a high-caliber management team.”

Shanghai (HQ) Suites 802, 505, 702, West Tower 88 Shangke Road, Pudong New District Shanghai, China	United States Suite 710, 9801 Washingtonian Blvd Gaithersburg Maryland 20878	www.i-mabbiopharma.com

Dr. Hayslip will be based in the United States and report directly to Dr. Andrew Zhu, President of I-Mab. In his new role, Dr. Hayslip will lead the Company’s pipeline development, addressing the key challenges in clinical sciences to increase the probability of success and the speed of clinical development for I-Mab’s innovative assets.

Before joining I-Mab, Dr. Hayslip was Vice President of Clinical Development at Nektar Therapeutics (Nasdaq: NKTR). Dr. Hayslip also led development activities for multiple therapies while at AbbVie Oncology. He also comes with a depth of experience on lemzoparlimab (TJC4), having assembled and led the AbbVie cross-functional team to complete setup for patient enrollment for the global partnership between I-Mab and AbbVie on lemzoparlimab. Prior to joining AbbVie Oncology, Dr. Hayslip was an accomplished researcher and physician at the University of Kentucky’s Markey Cancer Center, where he led numerous cancer research studies with a primary focus in lymphoma and leukemia. He also served as the Chief for Hematology and Bone Marrow Transplant and as Director of Clinical Research and Data Management at the Markey Cancer Center. Dr. Hayslip received his medical degree from Northeast Ohio Medical University and a master’s degree in Clinical Research from the Medical University of South Carolina. Following his residency in internal medicine, Dr. Hayslip completed his fellowship in Hematology-Oncology at the Medical University of South Carolina leading to dual board certifications in both Hematology and Medical Oncology. Dr. Hayslip holds multiple U.S. and international patents and has published dozens of scientific papers and reviews in renowned journals including Lancet Haematology, Clinical Cancer Research, Leukemia Research, Blood, and Journal of Clinical Oncology.

“I-Mab’s focus on transformational therapies to address unmet medical needs through innovation has been an inspiration,” said Dr. Hayslip. “I am excited to work with this talented global team and looking forward to bringing innovative cancer therapies to patients in areas of high unmet need.”

###

About I-Mab

I-Mab (Nasdaq: IMAB) is an innovation-driven global biopharma company focused on the discovery, development and commercialization of novel and highly differentiated biologics for immuno-oncology diseases. The Company’s mission is to bring transformational medicines to patients around the world through innovation. I-Mab’s globally competitive pipeline of more than 20 clinical and preclinical-stage drug candidates is driven by its internal discovery and global partnerships for in-licensing, based on the Company’s Fast-to-Proof-of-Concept and Fast-to-Market development strategies. The Company is progressing from a clinical-stage biotech company into an innovative global specialty biopharmaceutical company with cutting-edge R&D capabilities, a world-class GMP manufacturing facility, and commercial capability. I-Mab has established its global footprint in Shanghai (headquarters), Beijing, Hangzhou, Guangzhou, Lishui and Hong Kong in China, and Maryland and San Diego in the United States. For more information, please visit http://www.i-mabbiopharma.com and follow I-Mab on LinkedIn, Twitter, and WeChat.

Shanghai (HQ) Suites 802, 505, 702, West Tower 88 Shangke Road, Pudong New District Shanghai, China	United States Suite 710, 9801 Washingtonian Blvd Gaithersburg Maryland 20878	www.i-mabbiopharma.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other federal securities laws, including the statements regarding the Company’s future dual listing plan, its plan to comply with applicable laws and regulations and its strategic goals in the future. Actual results may differ materially from those indicated in the forward-looking statements as a result of various important factors, including but not limited to I-Mab’s compliance with all applicable laws and regulations, further developments of the regulatory landscape that I-Mab is subject to, as well as those risks are more fully discussed in the “Risk Factors” section in I-Mab’s most recent annual report on Form 20-F, and the discussions of potential risks, uncertainties, and other important factors in I-Mab’s subsequent filings with the SEC. All forward-looking statements are based on information currently available to I-Mab, and I-Mab undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by law.

I-Mab Contacts

John Long Chief Financial Officer IR@i-mabbiopharma.com	Gigi Feng Chief Communications Officer PR@i-mabbiopharma.com

Investor Inquiries

The Piacente Group, Inc. Emilie Wu E-mail: emilie@thepiacentegroup.com Office line: +86 21 6039 8363

Shanghai (HQ) Suites 802, 505, 702, West Tower 88 Shangke Road, Pudong New District Shanghai, China	United States Suite 710, 9801 Washingtonian Blvd Gaithersburg Maryland 20878	www.i-mabbiopharma.com